Exhibit 99.1

Höegh LNG Partners LP Agrees to the Transfer of the FSRU Höegh Gallant,

Provides Update Regarding the FSRU Independence and Reports

Potential Restatement of Financial Statements

HAMILTON, Bermuda, August 12, 2015 – Höegh LNG Partners LP (NYSE:HMLP) (“HMLP” or the “Partnership”) today announced that it has agreed to acquire the entity that owns the floating storage and regasification unit (“FSRU”) Höegh Gallant for a purchase price of $370 million from a subsidiary of Höegh LNG Holdings Ltd. (“HLNG”), subject to certain post-closing purchase price adjustments. The existing debt related to the Höegh Gallant is approximately $183 million and will continue to be outstanding. HMLP will finance the purchase price through the cancellation of a $140 million demand note from HLNG and the issuance of a seller’s credit of $47 million due in 18 months to a subsidiary of HLNG. The seller’s credit will carry an interest rate of 8% per annum. The transaction is expected to be completed by the end of September 2015 and is subject to customary closing conditions.

The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to HLNG in November 2014. In April 2015, the Höegh Gallant began operating under a charter that expires in 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of HLNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) that expires in April 2020. Additionally, HLNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause HLNG to charter the vessel from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

The Partnership estimates that the purchase of the Höegh Gallant will generate annual contracted revenues, net of operating expenses and taxes, of approximately $39 million to $41 million with respect to the period of the EgyptCo charter.

The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee thereof, as well as the Board of Directors of HLNG, have approved the transaction. To assist it in its evaluation of the transaction, the Conflicts Committee retained an independent financial advisor.

As a result of the transaction, management of the Partnership intends to recommend to the Board that it consider an increase to $0.4125 per unit in the Partnership’s quarterly cash distribution, an increase of approximately 22% from the current quarterly distribution of $0.3375 per unit, which would become effective for the distribution with respect to the quarter ending December 31, 2015. Any increased distribution would be conditional upon, among other things, the closing of the transaction, the approval by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer of HMLP, stated “I am pleased to announce the Partnership’s agreement to acquire the entity that owns the Höegh Gallant. The addition of the Höegh Gallant will increase the size of HMLP’s fleet from three to four FSRUs and diversify its operations. The transaction is consistent with HMLP’s strategy of growing distributions through accretive acquisitions”.

FSRU Independence Update

Pursuant to the omnibus agreement, the Partnership also has a right to purchase from HLNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, subject to reaching an agreement with HLNG regarding the purchase price and other terms of the transaction in accordance with the provisions of the omnibus agreement. The Partnership and HLNG continue to await the consent of the charterer as to the transaction. No assurance can be given regarding the timing of such consent or consummation or timing of the Independence transaction or the terms on which such transaction will be made.

Potential Restatement of Financial Statements / Indemnification

The Partnership also announced today that it is reviewing its accounting treatment for certain Indonesian withholding and value added tax payments for the years ended December 31, 2014 and 2013, each quarter within the year ended December 31, 2014, the quarter ended December 31, 2013 and the quarter ended March 31, 2015. As a result of its review to date, the Partnership believes that it may be necessary to restate its financial statements for such periods in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments. It is possible that additional adjustments to the Partnership’s financial statements may be identified as the Partnership completes its review. The Partnership is indemnified by HLNG for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, and any related impact on cash flow that may arise out of such review. If an indemnification payment is received from HLNG, the amount is expected to be recorded as a contribution to equity. The change, if any, to the accounting treatment for the Indonesia withholding and value added tax payments is not expected to materially affect the Partnership’s cash flows, liquidity or distributable cash flow on a prospective basis. The Audit Committee of the Board is discussing the matters related to the potential restatement with Ernst & Young AS, the Partnership’s independent registered public accounting firm.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to consummate the Höegh Gallant transaction on a timely basis or at all and to integrate and realize the anticipated benefits from the transaction;

•	the annual contracted revenues and operating expenses relating to the Höegh Gallant;

•	the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•	the Partnership’s ability to acquire the Independence;

•	the timing of the Partnership’s restated financial results, if any, for prior periods and the effect of any restatements on prior period results;

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s ability to implement its growth strategies on a timely basis or at all and other plans and objectives for future operations;

•	the Partnership’s future revenues, expenses, financial condition and results of operations;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•	charter commencement and termination dates and extensions of charters; and

•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd., a leading floating LNG service provider, to own, operate and acquire floating storage and regasification units, LNG carriers and other LNG infrastructure assets under long-term charters of five or more years.

Contact

Richard Tyrrell

Chief Executive Officer and Chief Financial Officer

+44 7919 058830

www.hoeghlngpartners.com